FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

GENERAL ASSEMBLY OF TURKCELL IS TO CONVENE ON MARCH 23, 2007

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange ISTANBUL

Special Subjects:

The Board of Directors of Turkcell decided that the Ordinary General Assembly of Turkcell for the year 2006 is to convene at Turkcell Plaza, Conference Room, Mesrutiyet cad. No:153 Tepebasi, Istanbul on Friday, March 23, 2007, at 15:00.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Ferda Atabek	Koray Öztürkler
Investor Relations 24.01.2007, 16:30	Investor Relations 24.01.2007, 16:30

For further information please e-mail to investor.relations@turkcell.com.tr or call
Turkcell Investor Relations (+ 90 212 313 1888)

TURKCELL ILETISIM HIZMETLERI A.S.
AGENDA OF THE
ORDINARY GENERAL ASSEMBLY MEETING
DATED 23 MARCH 2007

1.	Opening and election of the Presidency Board;
2.	Authorizing the Presidency Board to sign the minutes of the meeting;
3.	Reading the Annual Reports of the Board of Directors, the Auditors and the summary of the Independent Audit Firm’s report relating to fiscal year 2006;
4.	Review, discussion and approval of the Balance Sheet and profits/loss statements relating to fiscal year 2006;
5.	Release of the Board members and auditors from activities and operations of the Company in year 2006;
6.	Election of auditors for a period of one year and determination of their remuneration;
7.	Discussion of and decision on the Board of Directors’ proposal concerning the distribution of profit for year 2006;
8.	Informing the General Assembly regarding the donations made in year 2006;
9.

Informing the General Assembly regarding that financial statements which were prepared in accordance with CMB Communiqué Serial: XI No:25 before 01.01.2006; are started to be prepared in accordance with International Financial Reporting Standards (IFRS) starting from 01.01.2006, specified as an alternative method in the CMB Communiqué Serial: XI No:25,

10.

Discussion of and approval of the election of the independent audit firm realized by the Board of Directors in accordance with the article 14 of the Regulation Concerning the Independent External Audit in Capital Markets which is published by the Capital Markets Board;

11.

Decision permitting the Board Members to, directly or on behalf of others, be active in areas falling within or outside the scope of the Company’s and to participate in companies operating in the same business and to perform other acts in compliance with Articles 334 and 335 of the Turkish Commercial Code;

12.	Wishes and hopes.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: January 29, 2007	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Head of Investor Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: January 29, 2007	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations Officer